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[INTERNATIONAL BRIQUETTES HOLDING LOGO]



                        INTERNATIONAL BRIQUETTES HOLDING
                          STOCK CAPITAL: US$ 201,150.00

                               TO THE SHAREHOLDERS

It is informed that the balance sheet, the statement of operations, the statement of changes in shareholders equity and the statement of cash flows, as well as the Internal Comptrollers' Report, the External Auditors' Report, the Board of Directors Report and the list of the candidates for the election of each Comptroller and its alternate, are available to the shareholders, as of this date, at the offices of the Company, located at Torre America, 12th Floor, Avenida Venezuela, Urbanizacion Bello Monte, Caracas.



Caracas, December 20, 2002.



                                     THE BOARD OF DIRECTORS